UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 12b-25

_________________

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: _____June 30, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bakken Resources, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

825 Great Northern Boulevard, Expedition Block, Suite 304
Address of Principal Executive Office (Street and Number)

Helena, Montana 59601
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Bakken Resources, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (the “Form 10-Q”).

As earlier reported in the Company’s Amended Current Report on Form 8-K/A filed on April 6, 2018, and its Current Report on Form 8-K filed on August 1, 2018, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) has undertaken an investigation into certain allegations made by Eagle Private Equity, LLC in connection with the transactions described in the Current Report on Form 8-K filed with the SEC on January 9, 2018.

The conclusion of the Audit Committee’s investigation may or may not result in adjustments to the financial statements and related disclosures, as well as the Company’s internal controls over financial reporting. Therefore, the Company will not be able, without unreasonable effort or expense, to timely file the Form 10-Q by the deadline prescribed by SEC rules.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dan Anderson	(406)	442-9444
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ NO ☒

Form 10-K for the year ended December 31, 2017; Form 10-Q for the quarter ended March 31, 2018; and Form 10-Q for quarter ended June 30, 2018.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bakken Resources, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 15, 2018	By:	/s/ Dan Anderson
Dan Anderson
Chief Financial Officer